SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing
                        Commission File Number 000-22673

           (Check one): (X) Form 10-K ( ) Form 11-K ( ) Form 20-F ( )
                            Form 10-Q ( ) Form N-SAR

For period ended:          March 31, 1999

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Schick Technologies, Inc.
Full name of registrant

Former name if applicable

31-00 47th Avenue
Address of principal executive office (Street and Number)

Long Island City, New York 11101
City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
|X| on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date, and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Form 10-K for the year ended March 31, 1999 cannot be filed within the prescribed time period due to:

     a) Significant turnover in the registrant's professional accounting staff, including the registrant's retention of a new Chief Financial Officer on March 1, 1999; and

     b) Significant efforts by the registrant's executive management, including its Chief Financial Officer, seeking to secure additional financing for the registrant, improve the registrant's cash flow and reduce expenditures and develop and implement a turnaround strategy for the registrant.

As a result of the aforementioned turnover and efforts by the registrant's executive management the registrant was unable to furnish its independent accountants, in a timely manner, with adequate financial information to enable them to render an opinion within the prescribed period without unreasonable effort or expense. In addition, the registrant's independent accountants have recently requested certain additional information which the registrant is in the process of assembling.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

George C. Rough, Jr.     (718)    937-5765, ext. 2114
(Name)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          (x) Yes        ( ) No

     Note: Registrant intends to file amendments to its Forms 10-Q for the quarters ended June 30, 1998 and September 30, 1998 contemporaneously with or shortly after its Annual Report on Form 10-K is filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          (x) Yes        ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant reported revenues of $38.5 million in revenue and $2.4 million in net income for the year ended March 31, 1998. The registrant anticipates reporting an increase in revenues and a substantial net loss for the year ended March 31, 1999 and a significant decline in revenues in the fourth quarter of fiscal 1999 versus the comparable period of fiscal 1998. Such losses have resulted principally from significant product returns, bad debts and excess and obsolete inventory due to (a) a change in the semiconductor technology utilized in the registrant's CDR dental products during fiscal 1999, (b) product reliability issues associated with the registrant's initial production of the accuDEXA bone densitometer, (c) a change in the registrant's installation methodology for its CDR dental products and (d) insufficient credit and



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collections policies and procedures. Due to the ongoing audit process, the registrant is currently unable to reasonably estimate results. The registrant expects that the report of its independent accountants relating to its financial statements for the period ended March 31, 1999 will contain an explanatory paragraph regarding the registrant's ability to continue as a going concern.

                            SCHICK TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 30, 1999           By : ________________________________
                                    David B. Schick, President &
                                    Chief Executive Officer